Exhibit 1

FOR IMMEDIATE RELEASE

Cimatron Reports Revenues of $10.2 million and Non-
GAAP Operating Profit of $1.0 million in Q1 2013

●   Record Q1 for both software license revenues and maintenance revenues

●   6% year-over-year increase in recurring maintenance revenues

Givat Shmuel, Israel, – May 13th, 2013 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM software solutions for the toolmaking and manufacturing industries, today announced financial results for the first quarter of 2013.

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, noted, “We are pleased to report yet another record first quarter in terms of software license and maintenance revenues. Moreover, we are pleased with the healthy growth in our recurring maintenance revenues, indicating the increased confidence that our customers have in our software solutions, in realizing the benefits of staying updated with our latest product versions. While our overall year-over-year revenue growth was modest in the quarter, this was due mainly to license revenue recognition considerations that dictated deferring certain revenues. We believe that we will be able to recognize these later on this year.

We continue to explore the opportunities in software solutions for the field of additive manufacturing, more commonly known as 3D printing, and we are looking into how we can better serve customers who apply this emerging technology into their manufacturing processes. In line with our additive manufacturing strategy, we are also examining partnerships and M&A opportunities with companies that possess technologies related to this field.

Given the opportunities we see in some of our markets, we recently increased our investment in sales and marketing, with emphasis on the emerging markets and the territories that we have identified with stronger potential for further growth. We trust that these efforts, together with full adoption by customers of the new CimatronE and GibbsCAM product versions in all regions, will bear fruit in the coming quarters,” concluded Mr. Haran.

The following provides details on Cimatron’s GAAP and non-GAAP results for the first quarter of 2013:

GAAP:

Revenues for the first quarter of 2013 were $10.2 million, compared to $9.9 million recorded in the first quarter of 2012.

Gross Profit for the first quarter of 2013 was $8.8 million, as compared to $8.5 million in the same period in 2012. Gross margin in the first quarter of 2013 increased to 87% of revenues, compared to 86% in the first quarter of 2012.

Operating profit in the first quarter of 2013 was $0.8 million, as compared to $0.9 million in the same period in 2012.

Net Profit for the first quarter of 2013 was $0.6 million, or $0.06 per diluted share, compared to a net profit of $0.8 million, or $0.09 per diluted share, recorded in the same quarter of 2012.

Non-GAAP:

Revenues for the first quarter of 2013 were $10.2 million, compared to $9.9 million recorded in the first quarter of 2012.

Gross Profit for the first quarter of 2013 was $9.0 million, as compared to $8.6 million in the same period in 2012. Gross margin in the first quarter of 2013 increased to 88% of revenues, compared to 87% in the first quarter of 2012.

Operating Profit in the first quarter of 2013 was $1.0 million, as compared to $1.1 million in the same period in 2012.

Net profit for the first quarter of 2013 was $0.7 million, or $0.08 per diluted share, compared to a net profit of $1.0 million, or $0.11 per diluted share, recorded in the same quarter of 2012.

Conference Call

Cimatron's management will host a conference call today, May 13th, 2013, at 9:00 EDT, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-668-9141
International: +972-3-9180610
Israel: 03-9180610

For those unable to listen to the live call, a replay of the call will be available beginning on the day after the call at the investor relations section of Cimatron's website, at: www.cimatron.com

Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income included herein. Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination and other accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP results. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With 30 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron's shares are publicly traded on the NASDAQ under the symbol CIMT. For more information, please visit Cimatron’s web site at: http://www.cimatron.com

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to Cimatron’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycles, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Company Contact:	Investor Relations contact
Ilan Erez, Chief Financial Officer	Ehud Helft/Kenny Green
Cimatron Ltd.	CCG Investor Relations
Tel.; 972-73-237-0114	Tel: (US) 1 646 201 9246
Email: ilane@cimatron.com	Email: Cimatron@ccgisrael.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended
	March 31,
	2013	2012

Total revenue	10,158	9,886

Total cost of revenue	1,326	1,418

Gross profit	8,832	8,468

Research and development expenses	1,728	1,693

Selling, general and administrative expenses	6,326	5,886

Operating income	778	889

Financial income, net	16	113

Taxes on income	(192)	(174)

Other	2	15

Net income	604	843

Less: Net income attributable to the noncontrolling interest	-	(12)

Net income attributable to Cimatron's shareholders	$604	$831

Net income per share - basic and diluted	$0.06	$0.09

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,348	9,301

Diluted EPS (in thousands)	9,358	9,318

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended
	March 31,
	2013			2012
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue	10,158	-	10,158	9,886	-	9,886

Total cost of revenue (1)	1,326	(147)	1,179	1,418	(147)	1,271

Gross profit	8,832	147	8,979	8,468	147	8,615

Research and development expenses	1,728	-	1,728	1,693	-	1,693

Selling, general and administrative expenses (1)	6,326	(53)	6,273	5,886	(99)	5,787

Operating income	778	200	978	889	246	1,135

Financial income, net	16	-	16	113	-	113

Taxes on income (2)	(192)	(91)	(283)	(174)	(91)	(265)

Other	2	-	2	15	-	15

Net income	604	109	713	843	155	998

Less: Net income attributable to the noncontrolling interest	-	-	-	(12)	-	(12)

Net income attributable to Cimatron's shareholders	$604	$109	$713	$831	$155	$986
Net income per share - basic and diluted	$0.06		$0.08	$0.09		$0.11

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,348		9,348	9,301		9,301

Diluted EPS (in thousands)	9,358		9,358	9,318		9,318

(1) Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.

(2) Non-GAAP adjustment to exclude the effect of deferred taxes and other tax provisions.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	March 31,	December 31,
	2013	2012

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$9,426	$11,903
Trade receivables	6,843	6,049
Other current assets	2,501	1,788
Total current assets	18,770	19,740

Deposits with insurance companies and severance pay fund	3,406	3,296

Net property and equipment	836	875

Net other assets	10,193	10,499

Total assets	$33,205	$34,410

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$5,729	$1
Trade payables	1,129	1,169
Accrued expenses and other liabilities	5,784	7,204
Deferred revenues	4,725	2,843
Total current liabilities	17,367	11,217

LONG-TERM LIABILITIES:
Accrued severance pay	4,631	4,453
Deferred tax liability	184	275
Total long-term liabilities	4,815	4,728

Total shareholders’ equity	11,023	18,465
Total liabilities and shareholders’ equity	$33,205	$34,410

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

	Noncontrolling Interest	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders’ equity
Balance at December 31, 2012	$28	$313	$18,906	$(6)	$(24)	$(752)		$18,465
Changes during the three months ended March 31, 2013:
Net income	-				604		604	604
Cash distribution to shareholders			(7,874)					(7,874)
Unrealized gain on derivative instruments				8			8	8
Other				(114)			(114)	(114)
Foreign currency translation adjustment				(66)			(66)	(66)
Total comprehensive income							432
Balance at March 31, 2013	$28	$313	$11,032	$(178)	$580	$(752)		$11,023

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	three months ended
	March 31,
	2013	2012

Cash flows from operating activities:
Net income	$604	$843

Adjustments to reconcile net income
to net cash provided by (used in) operating activities:
Depreciation and amortization	293	337
Increase in accrued severance pay	86	218
Deferred taxes, net	(90)	(92)

Changes in assets and liabilities:
Increase in accounts receivable and prepaid expenses	(1,194)	(755)
Increase in inventory	-	(21)
Increase in deposits with insurance companies and severance pay fund	(110)	(118)
Increase in trade payables, accrued expenses and other liabilities	280	1,941
Net cash provided by (used in) operating activities	(131)	2,353

Cash flows from investing activities:
Proceeds from sale of property and equipment	7	-
Purchase of property and equipment	(49)	(63)
Net cash used in investing activities	(42)	(63)

Cash flows from financing activities:
Short-term bank credit	5,658	663
Long-term bank credit	-	(1)
Cash distribution to shareholders	(7,874)	-
Proceeds from issuance of shares upon exercise of options	-	14
Net cash provided by (used in) financing activities	(2,216)	676

Net increase (decrease) in cash and cash equivalents	(2,389)	2,966
Effect of exchange rate changes on cash	(88)	151
Cash and cash equivalents at beginning of period	11,903	11,787
Cash and cash equivalents at end of period	$9,426	$14,904

Appendix A - Non-cash transactions
Purchase of property on credit	$5	$8